UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

_______________

COMVERSE TECHNOLOGY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

_______________

Options to Purchase Shares of Common Stock, $0.10 par value per share

(Title of Class of Securities)

205862402

(CUSIP Number of Class of Securities Underlying Options to Purchase Shares of Common Stock)

_______________

Andre Dahan

President and Chief Executive Officer

Comverse Technology, Inc.

810 Seventh Avenue

New York, NY 10019

(212) 739-1000

Copy to:

David E. Zeltner, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

_______________

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$91,968	$4

* This amount assumes that options to purchase a total of 673,262 shares of common stock of Comverse Technology, Inc. having an aggregate value of $91,968 as of November 14, 2008 will be accepted for amendment pursuant to this offer. The aggregate value of such options was calculated based on the Black−Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0−11 under the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: o

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INTRODUCTION

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Comverse Technology, Inc., a New York corporation (the “Company”), to amend the exercise price of certain options (the “Eligible Options”) to purchase shares of the Company’s common stock, $0.10 par value per share (“Common Stock”) which were granted under any of the Comverse Technology, Inc. 1996 Stock Option Plan, Comverse Technology, Inc., 1997 Stock Incentive Compensation Plan, Comverse Technology, Inc., 1999 Stock Incentive Compensation Plan, Comverse Technology, Inc. 2000 Stock Incentive Compensation Plan, Comverse Technology, Inc. 2001 Stock Incentive Compensation Plan, Boston Technology, Inc. 1994 Stock Incentive Plan or Boston Technology, Inc. Amended and Restated 1996 Stock Incentive Plan (together, the “Plans”) that: (i) have exercise prices per share that were less than the fair market value per share of the common stock underlying these options on the options’ respective measurement dates for financial accounting purposes, (ii) were unvested, either in whole or in part, as of December 31, 2004, and (iii) are outstanding (unexercised) as of the last date on which the Offer remains open for acceptance. Eligible optionees are those current and former employees of the Company or one of its subsidiaries who were granted Eligible Options and are subject to United States federal income taxes (“Eligible Optionees”). The Offer is not being made to any of the Company’s current or former executive officers or directors.

Eligible Optionees may elect (i) to have the exercise price of their Eligible Options amended to equal to the lesser of the fair market value per share of the underlying Company’s common stock on (a) the Eligible Option’s measurement date or (b) the expiration date of the Offer, and (ii) in case the new exercise price is higher than the original exercise price of an Eligible Option, to receive a cash payment with respect to such amended Eligible Option equal to the difference between the new increased exercise price of the amended option and the original exercise price of each Eligible Option, less applicable tax withholding. If any cash payment is required to be made under the terms of the Offer, the Company intends to extend the expiration time of the Offer to 5:30 p.m., Eastern Time, on December 31, 2008 and pay such cash payment promptly after the expiration time of the Offer, as required under applicable securities laws. However, no cash payment will be made before January 1, 2009 in order to meet applicable regulations of the Internal Revenue Service necessary to avoid adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

The amendment of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated November 19, 2008 (the “Offer to Amend”), (ii) Form of Communication to Eligible Optionees, (iii) Form of Election Form, (iv) Form of Reminder Regarding Failure to Make an Election, (v) Form of Notice of Receipt of Election Form (Pre-Expiration Time), (vi) Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Participants), and (vii) Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants). These documents, as they may be amended or supplemented from time to time, constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(G), respectively.

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The Offer is being made for compensatory purposes in order to minimize or avoid potentially material adverse personal tax consequences to Eligible Optionees under Section 409A of the Code.

All of the information set forth in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein in response to Items 1 through 11 of this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Amend entitled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information.
(a)	Name and Address.

The name of the issuer is Comverse Technology, Inc., a New York corporation (the “Company”). Its principal executive offices are located at 810 Seventh Avenue, 35th Floor, New York, NY 10019, and its telephone number at that location is (212) 739-1000.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to the Eligible Options. As of November 14, 2008, Eligible Options to purchase up to a total of 673,262 shares of Common Stock of the Company were outstanding.

(c)	Trading Market and Price.

The information set forth in the Offer to Amend captioned under Section 8, “Price Range of Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
(a)	Name and Address.

The Company is the filing person. The Company’s business address and telephone number are set forth under Item 2(a) above and in the Offer to Amend under, Section 9, “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options,” is incorporated herein by reference.

Item 4.	Terms of the Transaction.
(a)	Material Terms.

The information set forth in the sections of the Offer to Amend most specifically under the sections entitled “Summary Term Sheet and Questions and Answers” and Section 1, “Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer,” Section 2, “Purpose of the Offer,” Section 3, “Status of Eligible Options Not Amended

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in the Offer,” Section 4, “Procedures for Amending Eligible Options,” Section 5, “Change in Election,” Section 6, “Acceptance of Eligible Options for Amendment,” Section 7, “Conditions of the Offer,” Section 10, “Accounting Consequences of the Offer,” Section 11, “Legal Matters; Regulatory Approvals,” Section 12, “Material U.S. Federal Income Tax Consequences,” Section 13, “Extension of Offer; Termination; Amendment,” and Section 15, “Source and Amount of Consideration” is incorporated herein by reference.

(b)	Purchases.

None of the current or former members of the Company’s Board of Directors or the Company’s executive officers may participate in the offer. The information set forth in the Offer to Amend under Section 1, “Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of the Offer” and Section 9, “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Amend under Section 9, “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options” is incorporated herein by reference. Stock option plans administered by the Company pursuant to which Eligible Options were granted by the Company are filed as Exhibits (d)(1) – (d)(7) hereto and contain information regarding the subject securities and are incorporated herein by reference.

Item 6.	Purpose of the Transaction and Plans or Proposals.
(a)	Purposes.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” and Section 2, “Purpose of the Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

Not applicable.

(c)	Plans.

The information set forth in the Offer to Amend under Section 1, “Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of the Offer” and Section 2, “Purpose of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
(a)	Source of Funds.

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The information set forth in the Offer to Amend under Section 15, “Source and Amount of Consideration” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Amend under Section 7, “Conditions of the Offer” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.
(a)	Securities Ownership.

The information set forth in the Offer to Amend under Section 9, “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Amend under Section 9, “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations.

The information set forth in the Offer to Amend under Section 14, “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.
(a)	Financial Statements.

The information set forth in the Offer to Amend under “Risk Factors Related to the Offer,” Section 16, “Information about Comverse,” Section 17, “Additional Information,” and in the Company’s Current Report on Form 8-K furnished to the Securities and Exchange Commission (the “SEC”) on October 21, 2008 (the “October 2008 Form 8-K”), is incorporated by reference. The Company’s Current Reports on Form 8-K can be accessed electronically on the SEC’s website at http://www.sec.gov. However, with the exception of the financial information disclosed in the October 2008 Form 8-K, the Company cautioned that certain financial information, including the financial statements, contained in the Company’s periodic reports filed with the SEC and in earnings press releases, current reports on Form 8-K and similar communications should no longer be relied upon.

(b)	Pro Forma Information.

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Not applicable.

Item 11.	Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Amend under Section 9, “Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options” is incorporated herein by reference.

(2) The information set forth in the Offer to Amend under Section 11, “Legal Matters; Regulatory Approval” is incorporated herein by reference.

(3) Not applicable

(4) Not applicable

(5) Not applicable

(b)	Other Material Information.

The information set forth in the Offer to Amend under Section 16, “Information about Comverse” is incorporated herein by reference.

Item 12.	Exhibits.
Exhibit Number	Description
(a)(1)(A)	Offer to Amend Eligible Options, dated November 19, 2008
(a)(1)(B)	Form of Communication to Eligible Optionees
(a)(1)(C)	Form of Election Form
(a)(1)(D)	Form of Reminder Regarding Failure to Make an Election
(a)(1)(E)	Form of Notice of Receipt of Election Form (Pre-Expiration Time)
(a)(1)(F)	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Participants)
(a)(1)(G)	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants)
(a)(1)(H)	Form of Slide Presentation to Employees
(a)(1)(I)	Announcement of Offer
(b)	Not applicable
(c)	Not applicable
(d)(1)	Comverse Technology, Inc. 1996 Stock Incentive Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on December 5, 1996)
(d)(2)

Comverse Technology, Inc. 1997 Stock Incentive Compensation Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on January 13, 1998)

(d)(3)

Comverse Technology, Inc. 1999 Stock Incentive Compensation Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on October 8, 1999)

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(d)(4)

Comverse Technology, Inc. 2000 Stock Incentive Compensation Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on September 15, 2000)

(d)(5)	Comverse Technology, Inc. 2001 Stock Incentive Compensation Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on June 15, 2001)
(d)(6)	Boston Technology, Inc. 1994 Stock Incentive Plan (Incorporated by reference to the Annual Report on Form 10-K of Boston Technology, Inc. for the fiscal year ended January 31, 1994)
(d)(7)

Boston Technology, Inc. Amended and Restated 1996 Stock Incentive Plan (Incorporated by reference to the Definitive Proxy Materials for the Annual Meeting of Stockholders of Boston Technology, Inc. held on June 25, 1997)

(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable
Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMVERSE TECHNOLOGY, INC.

By:	/s/ Cynthia Shereda
	Name:	Cynthia Shereda
	Title:	Executive Vice President and General Counsel

Dated: November 19, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend Eligible Options, dated November 19, 2008
(a)(1)(B)	Form of Communication to Eligible Optionees
(a)(1)(C)	Form of Election Form
(a)(1)(D)	Form of Reminder Regarding Failure to Make an Election
(a)(1)(E)	Form of Notice of Receipt of Election Form (Pre-Expiration Time)
(a)(1)(F)	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Participants)
(a)(1)(G)	Form of Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants)
(a)(1)(H)	Form of Slide Presentation to Employees
(a)(1)(I)	Announcement of Offer
(b)	Not applicable
(c)	Not applicable
(d)(1)	Comverse Technology, Inc. 1996 Stock Incentive Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on December 5, 1996)
(d)(2)

Comverse Technology, Inc. 1997 Stock Incentive Compensation Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on January 13, 1998)

(d)(3)

Comverse Technology, Inc. 1999 Stock Incentive Compensation Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on October 8, 1999)

(d)(4)

Comverse Technology, Inc. 2000 Stock Incentive Compensation Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on September 15, 2000)

(d)(5)	Comverse Technology, Inc. 2001 Stock Incentive Compensation Plan (Incorporated by reference to the Definitive Proxy Materials for the Registrant’s Annual Meeting of Shareholders held on June 15, 2001)
(d)(6)	Boston Technology, Inc. 1994 Stock Incentive Plan (Incorporated by reference to the Annual Report on Form 10-K of Boston Technology, Inc. for the fiscal year ended January 31, 1994)
(d)(7)

Boston Technology, Inc. Amended and Restated 1996 Stock Incentive Plan (Incorporated by reference to the Definitive Proxy Materials for the Annual Meeting of Stockholders of Boston Technology, Inc. held on June 25, 1997)

(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

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